News Release
B2Gold Corp. Reports Second Quarter 2017 Results;
Achieves Both Higher Gold Production and Lower Costs than Budget;
Fekola Project Mine Construction Remains on Target for an October 1, 2017 Production Start

Vancouver, August 9, 2017 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its operational and financial results for the three and six months ended June 30, 2017. The Company previously released its gold production and revenue for the second quarter of 2017 (see news release dated 07/31/17). All dollar figures are in United States dollars unless otherwise indicated.

2017 Second Quarter Highlights

•	Consolidated gold production of 121,448 ounces, 1% (or 1,611 ounces) above budget
•	Consolidated gold revenue of $164.3 million on sales of 131,737 ounces at an average price of $1,247 per ounce
•	Consolidated cash operating costs (see “Non-IFRS Measures”) of $631 per ounce, $81 per ounce (or 11%) below budget
•	Consolidated all-in sustaining costs (“AISC”) (see “Non-IFRS Measures”) of $974 per ounce, $185 per ounce (or 16%) below budget
•	Cash flow from operating activities (after non-cash working capital changes) of $48.0 million ($0.05 per share)
•	Strong cash position of $88.2 million at quarter-end
•	Fekola Project mine construction remains 3 months ahead of schedule and on budget for an anticipated October 1, 2017 production start
•	Open-pit mining (hard-rock drilling and blasting) at Fekola commenced in May 2017; as at July 31, 2017, the Fekola Project had stockpiled approximately 1,100,000 tonnes of ore (mining continues)
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For full-year 2017, the Company has revised its consolidated production guidance range slightly lower (4%) to between 530,000 and 570,000 ounces of gold (previously between 545,000 and 595,000 ounces); overall, consolidated cost guidance remains unchanged

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2018 outlook provides for dramatic production growth of approximately 65%, with the planned first full-year of production from the Fekola Project, consolidated annual gold production is expected to increase significantly to between 900,000 and 950,000 ounces with cash operating costs and AISC expected to approximate the Company’s 2016 revised cost guidance ranges (of $500 to $535 per ounce for cash operating costs and $780 to $810 per ounce for AISC)

2017 First-Half Highlights

•	Consolidated first-half gold production of 254,184 ounces, 4% (or 9,566 ounces) above budget

•	Consolidated first-half gold revenue of $310.6 million on sales of 251,674 ounces at an average price of $1,234 per ounce
•	Consolidated cash operating costs of $596 per ounce, $81 per ounce (or 12%) below budget
•	Consolidated AISC of $929 per ounce, $226 per ounce (or 20%) below budget
•	Cash flow from operating activities of $87.6 million ($0.09 per share)
•	Subsequent to June 30, 2017, the Company secured a $500 million upsized corporate revolving credit facility, representing a $75 million increase from the existing facility

2017 Second Quarter and First-Half Operational Results

Consolidated gold production in the second quarter of 2017 was 121,448 ounces, 1% (or 1,611 ounces) above budget. The above budgeted gold production was attributable to the continued strong operational performances of both the Masbate Mine in the Philippines and Otjikoto Mine in Namibia which together more than offset production shortages from La Libertad and El Limon in Nicaragua (see “Operations” section below). Gold production at El Limon is expected to return to more normal levels by the fourth quarter of 2017, as a result of the successful rehabilitation of a key dewatering well at Santa Pancha 1. Compared to the prior-year quarter, consolidated gold production was lower by 10% (or 13,794 ounces), reflecting the operational issues at La Libertad and El Limon. In addition, the prior-year quarter had benefitted from near record levels of gold production from Masbate as a result of the higher grade ore from Main Vein Stage 1 Pit which is no longer active.

In the second quarter of 2017, consolidated cash operating costs were $631 per ounce, $81 per ounce (or 11%) below budget. This was mainly the result of higher than expected production and lower than expected operating costs at Masbate and Otjikoto. Compared to the prior-year quarter, consolidated cash operating costs were $137 per ounce higher, mainly attributable to lower production, higher fuel prices, and a stronger Namibian dollar/US dollar foreign exchange rate. Consolidated AISC in the quarter were $974 per ounce, $185 per ounce (or 16%) below budget. This favourable variance reflects the lower than budgeted cash operating costs per ounce and lower than expected capital expenditures (mainly due to the timing of mobile equipment purchases). Compared to the prior-year quarter, consolidated AISC were $243 per ounce higher mainly due to the higher cash operating costs per ounce and capital expenditures (reflecting Masbate’s planned 2017 mine fleet and expansion costs and capitalized pre-stripping costs).

Consolidated gold production in the first-half of 2017 was 254,184 ounces (YTD 2016 – 263,086 ounces), 4% (or 9,566 ounces) above budget. Gold production is anticipated to be weighted towards the second-half of the year due to the anticipated start-up of Fekola combined with lower expected average strip ratios at Masbate and Otjikoto in the second-half of the year.

For the first-half of 2017, consolidated cash operating costs were $596 per ounce (YTD 2016 - $497 per ounce), $81 per ounce (or 12%) below budget, and consolidated AISC were $929 per ounce (YTD 2016 - $801 per ounce), $226 per ounce (or 20%) below budget.

Mine construction at the Fekola Project in Mali remains 3 months ahead of schedule for an anticipated October 1, 2017 production start and remains on budget. At the end of the quarter, the construction phase was more than 90% complete, and commissioning had begun. Open-pit mining (hard-rock drilling and blasting) commenced at Fekola in May 2017. As at July 31, 2017, the Fekola Project had stockpiled approximately 1,100,000 tonnes of ore with average gold grades in-line with the geological model. For the fourth quarter of 2017, pre-commercial production from Fekola is now estimated to be between 50,000 to 55,000 ounces of gold (compared to initial estimates of between 45,000 to 55,000 ounces of gold).

B2Gold is projecting another year of solid growth. For full-year 2017, the Company has revised its consolidated production guidance range slightly lower (4%) to between 530,000 and 570,000 ounces of gold (previously between 545,000 and 595,000 ounces), including estimated pre-commercial production from Fekola. The Company expects continued strong performances from Masbate and Otjikoto, combined with Fekola’s early October 1, 2017 production start, to largely offset any expected deficits from La Libertad and El Limon. Overall, the Company’s 2017 guidance for consolidated cash operating costs of between $610 and $650 per ounce and consolidated AISC of between $940 and $970 per ounce remains unchanged. Please see “Operations” section below for individual mine site guidance updates.

Looking forward to 2018, with the planned first full-year of production from the Fekola Project (based on current assumptions and updates to the Company’s long-term mine plans), the Company is projecting its consolidated gold production to increase significantly by approximately 65% (from 2016) and to be between 900,000 and 950,000 ounces. The Fekola Project is expected to be a large low-cost producer and should enable the Company to significantly reduce its forecast longer term cash operating costs per ounce and AISC per ounce. The Company’s forecast consolidated cash operating costs per ounce and AISC per ounce are expected to decrease in 2018 (compared to 2017) and be comparable to the Company’s 2016 revised cost guidance ranges (of $500 to $535 per ounce for cash operating costs and $780 to $810 per ounce for AISC).

2017 Second Quarter and First-Half Financial Results

Consolidated gold revenue in the second quarter of 2017 was $164.3 million on sales of 131,737 ounces at an average price of $1,247 per ounce compared to $164.8 million on sales of 130,829 ounces at an average price of $1,260 per ounce in the second quarter of 2016.

In the second quarter of 2017, the Company’s cash flow from operating activities (after non-cash working capital changes) was $48.0 million ($0.05 per share) compared with $67.6 million ($0.07 per share) in the second quarter of 2016. Operating cash flows in the prior-year quarter were higher mainly due to positive non-cash working capital adjustments and lower operating costs. In 2018, cash flows from operations are forecast to increase significantly with the first full-year of production from Fekola.

The Company generated net income of $19.3 million ($0.02 per share) in the quarter compared to a net loss of $11.8 million (negative $0.01 per share) in the same quarter last year. Adjusted net income (refer to “Non-IFRS Measures”) was $12.9 million ($0.01 per share) in the second quarter of 2017 compared to $29.0 million ($0.03 per share) in the prior-year quarter.

For the first-half of 2017, consolidated gold revenue was $310.6 million on sales of 251,674 ounces at an average price of $1,234 per ounce compared to $309.1 million on sales of 251,728 ounces at an average price of $1,228 per ounce in the first-half of 2016.

Consolidated gold revenue in the three and six months ended June 30, 2017 included $15 million and $30 million, respectively, related to the delivery of gold into the Company’s Prepaid Sales contracts (deferred revenue) associated with the Company’s Prepaid Sales transactions entered into in March 2016. During the three and six months ended June 30, 2017, 12,908 ounces and 25,816 ounces, respectively, were delivered under these contracts.

Year-to-date, cash flow from operating activities (after non-cash working capital changes) was $87.6 million ($0.09 per share) compared with $239.2 million ($0.26 per share) in the first-half of 2016. This decrease was mainly due to the Company’s Prepaid Sales transactions in March 2016 of $120 million and to non-cash working capital adjustments. Non-cash working capital changes in the first-half of 2017 were negative $25.3 million compared with negative $3.7 million in the first-half of 2016.

For the six months ended June 30, 2017, the Company generated net income of $14.7 million ($0.02 per share) compared to a net loss of $5.2 million (negative $0.00 per share) in the comparable period of 2016. Adjusted net income for the first-half of 2017 was $32.2 million ($0.03 per share) compared to $47.8 million ($0.05 per share) in the first-half of 2016.

Liquidity and Capital Resources

At June 30, 2017, the Company remained in a solid financial position with working capital of $46.1 million including unrestricted cash and cash equivalents of $88.2 million. In addition, the Company had $175 million of undrawn capacity on its $425 million existing revolving credit facility (“RCF”). Subsequent to June 30, 2017, on July 7, 2017, the Company entered into an amended and restated credit agreement with a syndicate of international banks for an amended RCF of an aggregate amount of $500 million, representing a $75 million increase from the principal amount of $425 million under its existing RCF. The amended RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $600 million any time prior to the maturity date.

With the announcement of the recently upsized RCF to $500 million, the Company has given itself increased financial flexibility. Proceeds from the new upsized RCF will be used for general corporate purposes and may be used to prepay or repay the Company's existing convertible notes and for financing acquisitions.

At June 30, 2017, the Company also had Euro 36.4 million of undrawn capacity on its Fekola equipment loan facility, $17.8 million of undrawn capacity on its Masbate equipment loan facility and $6.5 million of undrawn capacity on its Otjikoto equipment loan facility.

Operations

Mine-by-mine gold production in the second quarter and first-half of 2017 were as follows:

Mine	Q2 2017 Gold Production (ounces)	First-Half 2017 Gold Production (ounces)	Revised Annual Guidance (ounces)	Original Annual Guidance (ounces)
Masbate	49,930	102,492	180,000 – 185,000	175,000 – 185,000
Otjikoto	41,163	83,937	170,000 – 180,000	165,000 – 175,000
La Libertad	22,615	51,154	90,000 – 100,000	110,000 – 120,000
El Limon	7,740	16,601	40,000 – 50,000	50,000 – 60,000
Subtotal	121,448	254,184	480,000 – 515,000	500,000 – 540,000
Fekola (pre- commercial)	-	-	50,000 – 55,000	45,000 – 55,000

B2Gold Consolidated	121,448	254,184	530,000 – 570,000	545,000 – 595,000

Masbate Gold Mine - Philippines

The Masbate Mine in the Philippines continued to exceed expectations, producing 49,930 ounces of gold in the second quarter of 2017, 13% (or 5,675 ounces) above budget. Gold production exceeded budget due to better than expected throughput and recoveries mainly driven by higher than budgeted oxide ore from the Colorado Pit. As mining advances in the Colorado Pit, the trend of more oxide ore than modelled has continued. Oxide feed material accounted for 67% of the total milled tonnes compared to budget of 22%. As expected, compared to the prior-year quarter, gold production was 13% (or 7,258 ounces) lower as the prior-year quarter had benefitted from the higher grade ore sourced from the Main Vein Stage 1 Pit which is no longer active (and had resulted in the second highest quarterly production ever for the mine). The Masbate Mine continued its strong safety performance, extending the number of days without a “Lost-Time-Injury” to 626 days at the end of the second quarter of 2017.

Mill throughput in the quarter was 1,824,714 tonnes compared to budget of 1,717,168 tonnes and 1,699,705 tonnes in the second quarter of 2016. Mill throughput exceeded budget as a result of the softer ore conditions (from the softer oxide blend) as well as improved plant availability. Mill recoveries averaged 75.9% which was better than budget of 72.9% and 75.0% in the second quarter of 2016. The average grade processed was 1.12 g/t compared to budget of 1.10 g/t and 1.40 g/t in the second quarter of 2016. The first part of the replacement and expansion load and haul fleet was commissioned and brought into operation during the quarter. The new drill fleet is scheduled to arrive in the third quarter of 2017 and the final nine haul trucks are scheduled to arrive in the second-half of the year.

Masbate’s second quarter cash operating costs were $516 per ounce, significantly below budget by $184 per ounce (or 26%). This favourable variance was mainly the result of higher than expected production and lower than expected production costs (due to cost savings in most areas) and stockpile adjustments. Compared to the prior-year quarter, cash operating costs were $120 per ounce higher due to near record levels of gold production as well as lower fuel costs in the prior-year quarter. Masbate’s AISC in the second quarter were $869 per ounce, below budget by $106 per ounce (or 11%). Compared to the prior-year quarter, AISC were $313 per ounce higher mainly due to the planned 2017 mine fleet and expansion costs and higher per ounce cash operating costs. Masbate’s mine equipment purchases are planned to significantly decrease in 2018.

For the first-half of 2017, the Masbate Mine produced 102,492 ounces (YTD 2016 - 109,915 ounces) of gold, above budget by 9% (or 8,244 ounces).

Masbate’s cash costs remained significantly below budget in the first-half of the year with cash operating costs of $520 per ounce (YTD 2016 - $425 per ounce), $145 per ounce (or 22%) below budget, and AISC of $838 per ounce (YTD 2016 - $595 per ounce), $218 per ounce (or 21%) below budget.

Capital expenditures in the second quarter of 2017 totaled $15.4 million including mobile equipment costs of $9.4 million, pre-stripping costs of $1.7 million, powerhouse upgrade costs of $1.3 million and processing plant upgrades of $0.8 million. For the first-half of 2017, capital expenditures totaled $30.4 million mainly consisting of mobile equipment costs of $16.0 million, pre-stripping costs of $4.3 million, processing plant upgrades of $3.0 million and powerhouse upgrade costs of $2.4 million.

Due to the continued strong year-to-date performance, the Company now expects full-year Masbate production to be at the top end of its original production guidance range, and has revised its annual guidance range to be between 180,000 to 185,000 ounces of gold (original guidance was 175,000 to 185,000 ounces). Masbate’s full-year cash operating costs are now expected to be below its original guidance range and be between $595 and $635 per ounce (original guidance was $690 to $730 per ounce) and AISC are also expected to be lower at between $935 and $975 per ounce (original guidance was $1,020 to $1,050 per ounce).

As reported by the Company on February 2, 2017, the Department of Natural Resources (the “DENR”) announced further results of its mining audits of metallic mines in the Philippines and the Masbate Mine was not among the mines announced to be suspended or closed. To date the Company has not received any updated formal written response from the DENR confirming the final results of the audit in respect of Masbate and as such, the final outcome of the audit has not been determined. The Company believes that it continues to be in compliance with Philippine’s laws and regulations. Resolution of the audit will occur when the Mining Industry Coordinating Council (the “MICC” which is the oversight committee for DENR) conducts a technical review of mines in the Philippines in order to address DENR audit conclusions. No time frame has yet been provided for this review, which is expected to bring finality to this year-old review process.

The Masbate operations were recently presented with the DENR’s Saringaya Award for its contribution to environmental protection, conservation, and management in the regions surrounding the Masbate Mine. The Saringaya Award is considered the DENR’s most prestigious regional environmental award.

Otjikoto Gold Mine - Namibia

The Otjikoto Mine in Namibia also continued its very strong operational performance into the second quarter of 2017, producing 41,163 ounces of gold, 15% (or 5,273 ounces) above budget and 14% (or 4,991 ounces) higher than the second quarter of 2016. The increase over budget was mainly the result of better than expected grade and ore tonnage from the new Wolfshag Phase 1 Pit and higher than expected mill throughput.

The average gold grade processed in the quarter was 1.50 g/t compared to budget of 1.38 g/t and 1.29 g/t in the second quarter of 2016. To date there has been a positive reconciliation in terms of both grade and ore tonnage from the oxide and transition portions of the Wolfshag Phase 1 Pit versus the resource model. Analysis of the Wolfshag model is ongoing to determine whether this positive variance continues throughout the Wolfshag orebody. Mill throughput for the quarter was 867,170 tonnes compared to budget of 823,732 tonnes and 890,704 tonnes in the second quarter of 2016. Mill recoveries remained high and averaged 98.6%, slightly above both budget and the prior-year quarter.

Otjikoto’s second quarter cash operating costs were $524 per ounce, significantly below budget by $200 per ounce (or 28%). This was mainly the result of higher than budgeted gold production combined with lower than budgeted fuel prices and reagent consumption. Compared to the prior-year quarter, cash operating costs were $138 per ounce higher as the prior-year quarter had benefited from a significantly weaker Namibian dollar/US dollar foreign exchange rate and lower fuel prices. AISC in the second quarter were $668 per ounce (Q2 2016 - $570 per ounce), significantly below budget by $726 per ounce (or 52%), mainly as a result of lower than budgeted mobile equipment purchases in the quarter (due to timing differences) and lower than budgeted cash operating costs per ounce.

Year-to-date, gold production at the Otjikoto Mine was 83,937 ounces of gold, significantly above budget by 17% (or 12,355 ounces) and 17% (or 12,062 ounces) higher than the first-half of 2016.

Otjikoto’s cash costs remained significantly below budget in the first-half of the year with cash operating costs of $467 per ounce (YTD 2016 - $384 per ounce), $162 per ounce (or 26%) below budget, and AISC of $721 per ounce (YTD 2016 - $702 per ounce), $501 per ounce (or 41%) below budget.

Capital expenditures in the second quarter of 2017 totaled $2.7 million and included $1.7 million for capital repairs. For the first-half of 2017, capital expenditures totaled $15.2 million consisting of $6.5 million for pre-stripping, $3.3 million for capital repairs and $2.9 million for mobile equipment purchases.

Due to the continued strong year-to-date performance, the Company now expects full-year Otjikoto production to be at or above the top end of its original production guidance range, and has revised its annual guidance range to be between 170,000 to 180,000 ounces of gold (original guidance was 165,000 to 175,000 ounces). Forecast gold production at Otjikoto is weighted towards the second-half of the year as the Wolfshag Phase 1 and Otjikoto Phase 2 pits reach higher grade and lower strip ratio benches. Otjikoto’s full-year cash operating costs are now expected to be lower at between $480 and $520 per ounce (original guidance was $510 to $550 per ounce) and AISC are now expected to be below its original guidance range and be between $725 and $765 per ounce (original guidance was $855 to $885 per ounce).

Life-of-mine production plans for the Otjikoto Mine, incorporating preliminary projections for the Wolfshag open pit and potential underground mines, have been completed for various options and will be further refined as the detailed geotechnical, hydrogeological, and design studies for Wolfshag are completed (expected at the end of the third quarter of 2017). Ongoing studies are leading the Company to re-evaluate the open pit and underground interface in order to determine the optimal mine plan and economics for the Wolfshag expansion.

La Libertad Gold Mine - Nicaragua

La Libertad Mine in Nicaragua produced 22,615 ounces of gold in the second quarter of 2017, which was 16% (or 4,314 ounces) below budget and 27% (or 8,192 ounces) lower than the second quarter of 2016. The decrease was mainly attributable to grade and ore tonnage underperformance from the lower portion of the Jabali Central Pit (as the pit nears completion) and lower than planned production from Mojon Underground. As a result, head grades were lower than anticipated (1.37 g/t compared to budget of 1.61 g/t and 1.75 g/t in the prior-year quarter). La Libertad’s mill continues to operate well, processing 554,536 tonnes (Q2 2016 – 579,756 tonnes) in the quarter with recoveries averaging 93.3% (Q2 2016 - 94.8%) . In the third quarter of 2017, the Jabali Central Pit and spent ore will remain the primary sources of ore for La Libertad, while Mojon Underground ramps up and the Jabali Antenna, San Juan and San Diego open pits are in the final stages of permitting and development.

As previously released in the first quarter of 2017, the Company has changed its planned sequencing for bringing the Jabali Antenna Pit into the mine plan (originally forecast to enter the production stream in the third quarter of 2017). With strong support from the Nicaraguan Government, the Company is now focused on developing and permitting the San Juan and San Diego open pits and bringing them into production later in the third quarter of 2017, ahead of the Jabali Antenna Pit. In the second-half of the year, and subject to final permitting, gold production from San Juan and San Diego are expected to mostly offset any deferral in Jabali Antenna Pit production. The Company has also made significant progress in resettlement and permitting activities at the high grade Jabali Antenna Pit. The Company is now projecting to receive a mining permit in time to start production from this pit in early 2018.

La Libertad’s second quarter cash costs, on a per ounce basis, were impacted by the lower than planned production with cash operating costs of $841 per ounce (Q2 2016 - $717 per ounce), $122 per ounce (or 17%) above budget, and AISC of $1,089 per ounce (Q2 2016 - $942 per ounce), $190 per ounce (or 21%) above budget.

For the first-half of 2017, La Libertad produced 51,154 ounces of gold, which was 3,764 ounces below budget and 8,851 ounces lower than the first six months of 2016.

Year-to-date, La Libertad’s cash operating costs were $778 per ounce (YTD 2016 - $672 per ounce), $65 per ounce above budget (or 9%), and AISC were $965 per ounce (YTD 2016 - $991 per ounce), $39 per ounce (or 4%) above budget.

Total capital expenditures in the second quarter of 2017 were $8.7 million, consisting primarily of deferred development/infrastructure costs of $3.0 million, land acquisitions of $2.8 million and La Esperanza Tailings Dam expansion of $2.3 million. For the six months ended June 30, 2017, capital expenditures totaled $12.3 million, consisting primarily of La Esperanza Tailings Dam expansion of $4.5 million, deferred development/infrastructure costs of $4.0 million and land acquisitions of $3.0 million.

In light of the underperformance of both the Jabali Central Pit and Mojon Underground, La Libertad’s production guidance has been revised lower and for the full-year 2017, the La Libertad Mine is now forecast to produce between 90,000 to 100,000 ounces of gold (original guidance was 110,000 to 120,000 ounces). However, based on current assumptions, the Company anticipates increases in production at the La Libertad Mine in 2018 and 2019. La Libertad’s full-year cash operating costs and AISC are now both expected to be higher than original guidance and be between $795 and $835 per ounce (original guidance was $625 to $665 per ounce) and between $1,075 and $1,115 per ounce (original guidance was $785 to $815 per ounce), respectively.

El Limon Gold Mine - Nicaragua

The smaller El Limon Mine in Nicaragua produced 7,740 ounces of gold in the second quarter of 2017, which was 5,023 ounces below budget and 3,335 ounces lower than the second quarter of 2016. The primary cause of the shortfall was lower processed grade which was 2.43 g/t versus a budget of 3.45 g/t and 3.65 g/t in the second quarter of 2016. El Limon’s production continued to be negatively affected by water control issues which reduced high grade ore flow from Santa Pancha Underground. As a result, mill feed was supplemented with smaller volumes of lower grade ore recovered from surface. At the end of the quarter, improved control of underground water was achieved with the successful rehabilitation of a key dewatering well, now enabling the development of the lower levels of Santa Pancha 1 to proceed. Additional mining equipment was delivered in the quarter and the addition of a specialized rebuild crew has resulted in an improvement of haul fleet availability by 11% since the first quarter. Tonnage milled for the quarter was 106,428 tonnes compared to budget of 123,209 tonnes and 99,947 tonnes in the first quarter of 2016. Mill recoveries averaged 93.1% compared to budget of 93.5% and 94.5% in the second quarter of 2016.

El Limon’s second quarter cash costs, on a per ounce basis, were impacted by the lower than planned production (and as a result were significantly above budget) with cash operating costs of $1,328 per ounce (Q2 2016 - $733 per ounce) and AISC of $1,904 per ounce (Q2 2016 - $1,121 per ounce).

For the first-half of 2017, El Limon Mine produced 16,601 ounces of gold, which was 7,269 ounces below budget and 4,690 ounces lower than the first six months of 2016.

Year-to-date, El Limon’s cash operating costs were $1,149 per ounce (YTD 2016 - $753 per ounce) and AISC were $1,727 per ounce (YTD 2016 - $1,124 per ounce).

Capital expenditures in the second quarter of 2017 totaled $3.1 million which included underground development for Santa Pancha of $1.8 million and mobile equipment of $0.4 million. Year-to-date capital expenditures totaled $6.4 million which included underground development for Santa Pancha of $3.7 million and mobile equipment of $1.1 million.

Although production from Santa Pancha 1 is expected to return to more normal levels by the fourth quarter of 2017, the shortfall to date is not expected to be fully recovered in the second-half of the year. As a result, El Limon’s production guidance has been revised lower and for the full-year 2017, the El Limon Mine is now forecast to produce between 40,000 to 50,000 ounces of gold (original guidance was 50,000 to 60,000 ounces). El Limon’s full-year cash operating costs and AISC are now both expected to be higher than original guidance and be between $815 and $855 per ounce (original guidance was $655 to $695 per ounce) and between $1,415 and $1,455 per ounce (original guidance was $1,065 to $1,095 per ounce), respectively.

Development

Fekola Development Project - Mali

The Fekola Project mine construction in Mali remains approximately 3 months ahead of schedule and on target for an October 1, 2017 production start. The Fekola Project remains on budget and is expected to be a large low-cost producer and should enable the Company to significantly reduce its longer term cash operating costs per ounce and AISC per ounce.

Based on the updated production plans, the Fekola Project is projected to produce an average of 375,000 to 400,000 ounces of gold per year for the first five years of production (2018 to 2022) and 365,000 to 390,000 ounces per year over the first seven years of production (2018 to 2024). The mining schedule has been adjusted to ensure sufficient feed for the October 1, 2017 start date. Mining rates will not materially change to supply the 5 Mtpa plant, as the additional material will be diverted from planned stockpiles. Under the 5 Mtpa updated production plan, the initial mine life for the Fekola Project is expected to be approximately ten years. B2Gold is currently updating the life-of-mine plan for the Fekola Project to include updated mineral reserves, updated mining production schedule, 5 Mtpa process throughput, current costs, and reconciliation to actual construction and pre-stripping progress. The updated cost model is expected to be completed by the end of the third quarter of 2017.

In the second quarter of 2017, the B2Gold construction team continued to fast track development at Fekola. At the end of the second quarter, the project was estimated to be more than 90% complete. Installation of the ball and SAG mill at the Process Plant continues to progress with the shells, trunnions and gears installed. Rubber lining and inner liner installation of both mills has commenced. Concrete progress and structural steel erection at the mill is approximately 99.7% and 99% complete, respectively. Concrete work, plate work and structural steel erection at the primary crusher and stockpile feed conveyor have been completed while mechanical work at the crusher remains ongoing. Installation of pipework, mechanical equipment and electrical work continues site wide with overall completion rates of approximately 84%, 42% and 75%, respectively. Installation of the underground utilities is largely complete and drainage work around the plant site has commenced. Erection of the various buildings around the site continued to progress with a completion rate of approximately 70% at the end of June 2017.

Construction of the Phase 1 Tailings Storage Facility (“TSF”), including all associated infrastructure, is now 100% complete. The two remaining decant structures within the basin of the TSF have been completed and a submersible pump has been installed in decant tower No. 1. As the tailings level rises and the first decant tower is decommissioned, the submersible pump will be pulled and re-installed in the second decant tower. Construction of the Phase 1 emergency spillway as well as excavation of the tailings line and return water line trench is also complete. All the site ponds, including the storm-water pond, reclaim and event pond and the dump pond have been lined with HDPE geomembrane and QAQC tested.

Development of the open pit continued ahead of schedule, with a total of 4.2 million tonnes of waste and 500,000 tonnes of ore mined during the quarter with waste stripping and ore stockpiles well ahead of schedule. The Company believes that the existing stockpile levels and grade of stockpiled ore mean that Fekola is well positioned to feed the upsized 5 Mtpa Fekola mill upon start up and achieve the 2017 production range of 50,000 to 55,000 ounces. Surface haul roads have been prepared for the rainy season, and the ROM pad is complete. The second phase of RC grade control drilling is in progress. Pre-stripping has been completed in phases 1 and 2.

Capital expenditures for the three and six months ended June 30, 2017 totaled $75.0 million and $142.8 million, respectively, versus a total budget of $80.6 million and $145.9 million, respectively. Expenditures on the Fekola Project to date are $513.9 million including $41 million of preconstruction expenditures compared with a budget to date of $522.3 million. The project remains ahead of schedule and on budget.

Outlook

The core activities of the Company remain its current mining operations, the construction of its Fekola Mine and numerous exploration programs. Based on Fekola’s current mine construction progress, construction is three months ahead of schedule and is planning for an October 1, 2017 production start. Looking forward to 2018, with the planned first full year of production from the Fekola Project (based on current assumptions and updates to the Company’s long-term mine plans), the Company is projecting a significant consolidated gold production increase of approximately 65% (from 2016) for a 2018 production range of between 900,000 and 950,000 ounces. With the inclusion of low cost Fekola production, the Company’s forecast consolidated cash operating costs per ounce and all-in sustaining costs per ounce are expected to decrease in 2018 (compared to 2017) and be comparable to the Company’s 2016 revised cost guidance ranges (of $500 to $535 per ounce for cash operating costs and $780 to $810 per ounce for all-in sustaining cost). In conjunction with this the Company's revenues and consolidated operating cash flows are also expected to increase significantly.

In addition to its development of Fekola and strong operating performance of its existing mines, the Company continues to pursue its organic growth strategy. Sustainable organic growth also requires a continued focus on exploration, permitting and feasibility programs at the Company’s existing projects. Exploration will also focus on drilling additional greenfield opportunities. The Company has a significant exploration budget for 2017 totalling $55 million, which includes a $9 million increase approved in the first and second quarters of 2017. The most significant areas of exploration focus for the Company are in West Africa and Nicaragua. In Mali, the Company continues to follow up on successful exploration results at and around Fekola. On June 15, 2017, the Company announced an initial resource for its Anaconda prospect. This saprolite-hosted gold mineralization in the Fekola district remains open and the Company's exploration group is continuing to explore the edges of the known zones. In addition several structures in the sulphide zone underlying known saprolite mineralization in the Fekola district show promising drill intersections that warrant further aggressive follow up to test for Fekola style gold mineralization. In Burkina Faso, drilling at the Toega prospect remains ongoing. Due to the increased size of the Toega zone, the Company now expects to release the initial mineral resource for Toega by the end of the third quarter of 2017 and the Company also expects to subsequently undertake an in-house evaluation to determine whether Toega constitutes a potential source of higher-grade feed for the Kiaka deposit or potentially a standalone project. In Nicaragua, the Company has increased its exploration budget from $5 million to $7 million to follow up on encouraging drill results at and around the Limon site.

In addition to the promising exploration programs described above, the Company believes it is also well positioned to evaluate and consider external acquisition prospects. With the announcement of the recently upsized RCF to $500 million, the Company has given itself increased financial flexibility. Proceeds from the new upsized RCF will be used for general corporate purposes and may be used to prepay or repay the Company's existing convertible notes and for financing acquisitions. To date B2Gold’s dramatic production growth profile has been achieved through a series of accretive acquisitions, on time and on budget mine construction, strong mine operating performance, and exploration success. The Company’s objective is to continue its successful growth strategy of acquisition and exploration, irrespective of the gold cycle.

Qualified Person

Peter D. Montano, P.E., the Project Director of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information related to operations and development matters contained in this news release.

Tom Garagan, Senior Vice President of Exploration of B2Gold, a qualified person under NI 43-101, has approved the exploration information contained in this news release.

Second Quarter and First-Half 2017 Financial Results - Conference Call Details

B2Gold Corp. will release its second quarter and first-half 2017 financial results before the North American markets open on Thursday, August 10, 2017.

B2Gold executives will host a conference call to discuss the results on Thursday, August 10, 2017, at 10:00 am PDT / 1:00 pm EDT. You may access the call by dialing the operator at +1 (647) 788-4919 (local or international) or toll free at +1 (877) 291-4570 prior to the scheduled start time or you may listen to the call via webcast by clicking http://www.investorcalendar.com/event/18241. A playback version of the call will be available for one week after the call at +1 416-621-4642 (local or international) or toll free at +1 800-585-8367 (passcode 54297176).

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections, estimates and other statements regarding future financial and operational performance, events, production, mine life, revenue, costs, including projected consolidated cash operating costs and AISC, capital expenditures, investments, budgets, ore grades, sources and types of ore, stripping ratios, throughput, cash flows and growth; production estimates and guidance, including the Company’s projected gold production of between 530,000 to 570,000 ounces in 2017, production being weighted towards the second half of 2017, projected gold production of between 900,000 and 950,000 ounces in 2018, expected decrease of forecast consolidated cash operating costs and AISC in 2018 and the expected increase in cash flows from operations in 2018; and statements regarding anticipated exploration, development, construction, production, permitting and other activities and achievements of the Company, including: expected grades and sources of ore to be processed in 2017; the development and production from the Fekola Project by October 1, 2017 and the Fekola Project being ahead of schedule and on budget; the Fekola Mine being a low cost mine and its anticipated effect on the Company’s gold production and per ounce costs; the update in the third quarter of 2017 of the Fekola Project’s life-of-mine plan, including mineral reserves, mining production schedule, throughput, costs and cost model; the Company’s future growth and cost structure; completion of geotechnical, hydrogeological and design studies for the Wolfshag zone in the third quarter of 2017, the expected re-evaluation of the open pit and underground interface and the potential to extend the Otjikoto Mine’s mine life and maintain its production levels; the projections included in existing technical reports, economic assessments and feasibility studies; the results of anticipated or potential new technical reports and studies, including the potential findings and conclusions thereof; the resolution of the audit by the DENR in relation to the Masbate Mine and the final outcome thereof; expected replacement and expansion of the Masbate Mine fleet, including the scheduled arrival of drill fleet and haul trucks, and the expected decrease in equipment purchases at Masbate in 2018; La Libertad Mine’s planned resequencing, including receipt of a permit in time to start production from the Jabali Antenna Pit in early 2018, completion of development and permitting and entering into production at San Juan and San Diego in the third quarter of 2017 and for such production to partly offset the deferral of the Jabali Antenna Pit; and expected return to normal level of gold production at El Limon Mine by the fourth quarter of 2017as a result of successful rehabilitation of a key dewatering well at Santa Pancha 1;timing of release of initial mineral resource for Toega and results of in-house evaluations of Toega; and the increase in the amount of the revolving credit facility upon certain binding commitments and the intended use of proceeds therefrom. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the volatility of metal prices and our common shares; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; risk of not achieving production, cost or other estimates; risk that actual production, development plans and costs differ materially from the estimates in our feasibility studies; risks related to hedging activities and ore purchase commitments; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; uncertainty about the outcome of negotiations with the Government of Mali; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; ability to successfully integrate new acquisitions; fluctuations in exchange rates; availability of financing; risks relating to financing and debt; risks related to operations in foreign and developing countries and compliance with foreign laws; risks related to remote operations and the availability of adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel and ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for our operations including risks related to strikes and the halting of such operations from time to time; risks related to failures of information systems or information security threats; the ongoing audit by the DENR in relation to our Masbate Project and the final outcome thereof; ability to maintain adequate internal control over financial reporting as required by law; risks relating to compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

The disclosure in this news release and in the documents described in this news release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the requirements of the SEC set out in Industry Guide 7.Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with U.S. standards.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including “cash operating costs”, “all-in sustaining costs” (or “AISC”) and “adjusted net income”. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s management discussion and analysis, available on the Websites, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates such measures and reconciliation of certain measures to IFRS terms.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016

Gold revenue	$164,322	$164,803	$310,578	$309,055

Cost of sales
Production costs	(80,798)	(66,146)	(147,845)	(127,790)
Depreciation and depletion	(45,014)	(38,938)	(81,395)	(73,251)
Royalties and production taxes	(5,653)	(5,565)	(11,415)	(11,421)
Total cost of sales	(131,465)	(110,649)	(240,655)	(212,462)

Gross profit	32,857	54,154	69,923	96,593

General and administrative	(9,363)	(8,174)	(16,744)	(15,662)
Share-based payments	(7,713)	(2,087)	(9,314)	(7,472)
Gain on sale of Lynn Lake royalty	6,593	—	6,593	—
Write-down of mineral property interests	—	(3,867)	(1,439)	(3,867)
Provision for non-recoverable input taxes	(970)	(787)	(1,548)	(1,029)
Foreign exchange losses	(1,727)	(2,147)	(1,408)	(1,785)
Other	(325)	(2,049)	(1,284)	(3,584)
Operating income	19,352	35,043	44,779	63,194

Unrealized gain (loss) on fair value of convertible notes	2,478	(37,434)	(11,978)	(43,393)
Community relations	(1,091)	(958)	(2,671)	(1,845)
Interest and financing expense	(3,138)	(2,906)	(5,271)	(5,932)
Realized losses on derivative instruments	(892)	(3,752)	(1,340)	(9,247)
Unrealized gains (losses) on derivative instruments	2,867	(650)	(2,470)	(10,100)
Write-down of long-term investments	(573)	(182)	(1,456)	(182)
Other	(2)	(414)	(191)	(1,325)
Income (loss) before taxes	19,001	(11,253)	19,402	(8,830)

Current income tax, withholding and other taxes expense	(2,498)	(3,990)	(7,258)	(8,335)
Deferred income tax recovery	2,761	3,437	2,563	12,010
Net income (loss) for the period	$19,264	$(11,806)	$14,707	$(5,155)

Attributable to:
Shareholders of the Company	$21,029	$(10,330)	$15,530	$(2,013)
Non-controlling interests	(1,765)	(1,476)	(823)	(3,142)
Net income (loss) for the period	$19,264	$(11,806)	$14,707	$(5,155)
Earnings (loss) per share
(attributable to shareholders of the Company)
Basic	$0.02	$(0.01)	$0.02	$(0.00)
Diluted	$0.02	$(0.01)	$0.02	$(0.00)
Weighted average number of common shares outstanding
(in thousands)
Basic	976,527	930,235	973,500	928,690
Diluted	1,058,008	930,235	991,028	928,690

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Operating activities
Net income (loss) for the period	$19,264	$(11,806)	$14,707	$(5,155)
Mine restoration provisions settled	(24)	(66)	(24)	(98)
Non-cash charges, net	26,625	84,015	74,001	132,610
Changes in non-cash working capital	(8,364)	2,337	(25,325)	(3,722)
Proceeds from prepaid sales	15,000	—	30,000	120,000
Changes in long-term value added tax receivables	(4,478)	(6,876)	(5,737)	(4,478)
Cash provided by operating activities	48,023	67,604	87,622	239,157

Financing activities
Credit facility, drawdowns net of transaction costs	49,642	—	49,642	50,000
Repayment of credit facility	—	—	—	(100,000)
Otjikoto equipment loan facility, drawdowns net of transaction costs	—	9,807	—	11,043
Repayment of Otjikoto equipment loan facility	(2,269)	(2,043)	(4,538)	(3,823)
Fekola equipment loan facility, drawdowns net of transaction costs	11,006	—	37,132	—
Repayment of Fekola equipment loan facility	(1,997)	—	(1,997)	—
Repayment of Nicaraguan equipment loans	(412)	(427)	(719)	(932)
Interest and commitment fees paid	(7,045)	(6,718)	(9,548)	(9,800)
Common shares issued for cash on exercise of stock options	5,231	6,777	23,199	6,795
Restricted cash movement	(1,813)	(1,119)	(6,099)	(1,169)
Cash provided (used) by financing activities	52,343	6,277	87,072	(47,886)

Investing activities
Expenditures on mining interests:
Otjikoto Mine, development and sustaining capital	(2,655)	(7,618)	(15,207)	(26,326)
Masbate Mine, development and sustaining capital	(15,412)	(8,836)	(30,366)	(17,350)
Libertad Mine, development and sustaining capital	(8,677)	(2,920)	(12,269)	(11,700)
Limon Mine, development and sustaining capital	(3,104)	(1,581)	(6,435)	(2,961)
Fekola Project, development	(74,981)	(50,998)	(142,791)	(97,439)
Gramalote Project, prefeasibility and exploration	(2,595)	(2,753)	(5,180)	(2,816)
Other exploration and development	(14,660)	(7,800)	(25,673)	(12,833)
Cash proceeds from sale of Lynn Lake royalty, net of transaction costs	6,593	—	6,593	—
Purchase of non-controlling interest	—	—	—	(6,000)
Other	(91)	(115)	(117)	639
Cash used by investing activities	(115,582)	(82,621)	(231,445)	(176,786)

Increase (decrease) in cash and cash equivalents	(15,216)	(8,740)	(56,751)	14,485

Effect of exchange rate changes on cash and cash equivalents	178	(527)	273	174
Cash and cash equivalents, beginning of period	103,231	109,069	144,671	85,143
Cash and cash equivalents, end of period	$88,193	$99,802	$88,193	$99,802

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at June 30,	As at December 31,
	2017	2016
Assets
Current
Cash and cash equivalents	$88,193	$144,671
Accounts receivable, prepaids and other	11,251	10,723
Value-added and other tax receivables	23,603	16,984
Inventories	111,232	104,691
	234,279	277,069
Long-term investments	9,215	10,028
Value-added tax receivables	19,353	18,024
Mining interests
Owned by subsidiaries	2,125,599	1,950,356
Investments in joint ventures	58,158	53,724
Other assets	32,410	26,934
	$2,479,014	$2,336,135
Liabilities
Current
Accounts payable and accrued liabilities	$89,329	$81,722
Current taxes payable	5,342	13,180
Current portion of long-term debt	20,688	13,935
Current portion of derivative instruments at fair value	5,573	3,466
Current portion of prepaid sales	60,000	57,450
Other	7,212	6,288
	188,144	176,041
Derivative instruments at fair value	3,901	6,439
Long-term debt	561,671	472,845
Prepaid sales	60,000	62,550
Mine restoration provisions	82,075	81,162
Deferred income taxes	71,592	74,072
Employee benefits obligation	7,820	7,860
Other long-term liabilities	510	602
	975,713	881,571
Equity
Shareholders’ equity
Share capital
Issued: 978,012,126 common shares (Dec 31, 2016 – 964,892,433)	2,189,748	2,151,993
Contributed surplus	51,907	56,191
Accumulated other comprehensive loss	(94,876)	(95,435)
Deficit	(652,230)	(667,760)
	1,494,549	1,444,989
Non-controlling interests	8,752	9,575
	1,503,301	1,454,564
	$2,479,014	$2,336,135